EXHIBIT 99.1

XTRA-GOLD RESOURCES CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

for the Three Months Ended
March 31, 2019

(expressed in U.S. Dollars, except where noted)

NOTICE TO READER

The accompanying unaudited interim consolidated financial statements of Xtra-Gold Resources Corp. (the "Company")
have been prepared by and are the responsibility of management. The unaudited condensed interim consolidated financial statements have not been reviewed by the Company's auditors.

XTRA-GOLD RESOURCES CORP.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars)

AS AT
	March 31, 2019	December 31,
	(Unaudited)	2018
ASSETS
Current
Cash and cash equivalents	$2,969,849	$2,564,125
Investment in trading securities, at fair value cost of $712,348 (December 31, 2018 - $795,765) (Note 4)	396,176	471,723
Receivables and other assets	80,887	72,171
Inventory	193,773	150,936
Total current assets	3,640,685	3,258,955
Restricted cash (Note 7)	296,322	296,322
Equipment (Note 5)	466,415	500,877
Mineral properties (Note 6)	734,422	734,422

TOTAL ASSETS	$5,137,844	$4,790,576

LIABILITIES AND EQUITY
Current
Accounts payable and accrued liabilities	$317,988	$320,184
Warrant liability (Note 8)	62,262	115,793
Asset retirement obligation (Note 7)	180,514	188,228
Total current liabilities	560,764	624,205
Total liabilities	560,764	624,205
Equity
Capital stock (Note 8)
Authorized - 250,000,000 common shares with a par value of $0.001
Issued and outstanding 46,245,917 common shares (December 31, 2018 – 46,245,917 common shares)	46,246	46,246
Additional paid in capital	31,623,089	31,636,385
Accumulated deficit	(26,541,015)	(26,921,347)
Total Xtra-Gold Resources Corp. stockholders’ equity	5,128,320	4,761,284
Non-controlling interest	(551,240)	(594,913)
Total equity	4,577,080	4,166,371
TOTAL LIABILITIES AND EQUITY	$5,137,844	$4,790,576

History and organization of the Company (Note 1)	APPROVED ON BEHALF OF THE BOARD
Continuance of operations (Note 2)
Contingency and commitments (Note 12)

“James Longshore”	“James Schweitzer”
Director	Director CONDENSED

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in U.S. Dollars)
(Unaudited)

	Three Month	Three Month
	Period Ended	Period Ended
	Mar. 31, 2019	Mar. 31, 2018

EXPENSES
Amortization	$34,462	$29,966
Exploration	112,414	117,886
General and administrative	65,284	93,586

LOSS BEFORE OTHER ITEMS	(212,160)	(241,438)

OTHER ITEMS
Foreign exchange (loss) gain	(19,308)	(24,565)
Net (loss) gain on sales of trading securities	28,896	(19,257)
Other income	10,051	1,033
Recovery of gold	562,995	968,051
Change in fair value warrant derivative liability	53,531	—
	636,165	925,262

Consolidated income (loss) for the period	424,005	683,824

Net gain attributable to non-controlling interest	(43,673)	(89,895)

Net income (loss) attributable to Xtra-Gold Resources Corp.	$380,332	$593,929

Basic income (loss) attributable to common shareholders per common share	$0.01	$0.01
Diluted income (loss) attributable to common shareholders per common share	$0.01	$0.01

Basic weighted average number of common shares outstanding	46,245,917	47,782,417
Diluted weighted average number of common shares outstanding	50,506,917	51,647,417

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
CONDENSED CONSOLIDATED STATEMENT OF EQUITY
(Expressed in U.S. Dollars)
(Unaudited)

	Common Stock
			Additional		Non-
	Number		Paid in	Accumulated	Controlling
	of Shares	Amount	Capital	Deficit	Interest	Total

Balance, December 31, 2017	47,782,417	$47,782	$31,892,397	$(28,227,530)	$(828,024)	$2,884,625
Stock-based compensation	—	—	7,762	—	—	7,762
Income for the period	—	—	—	593,929	89,895	683,824
Balance, March 31, 2018	47,782,417	47,782	31,900,159	(27,633,601)	(738,129)	3,576,211
Repurchase of shares	(1,536,500)	(1,536)	(289,449)	—	—	(290,985)
Stock-based compensation	—	—	25,675	—	—	25,675
Income for the year	—	—	—	712,254	143,216	855,470
Balance, December 31, 2018	46,246,917	46,246	31,636,385	(26,921,347)	(594,913)	4,166,371
Stock-based compensation	—	—	(13,296)	—	—	(13,296)
Income for the year	—	—	—	380,332	43,673	424,005
Balance, March 31, 2019	46,246,917	$46,246	$31,623,089	$(26,541,015)	(551,240)	4,577,080

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars)
(Unaudited)

	Three Month	Three Month
	Period Ended	Period Ended
	Mar. 31, 2019	Mar. 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) for the period	$424,005	$683,824
Adjustment to reconcile net loss to net cash used in operating activities:
Amortization	34,462	29,966
Change in asset retirement obligation	(7,714)	(1,543)
Stock-based compensation	(13,296)	7,762
Change in fair value warrant derivative liability	(53,531)	—
Unrealized foreign exchange gain	9,421	5,758
Purchase of trading securities	(71,052)	(63,884)
Proceeds on sale of trading securities	166,074	49,775
Net (loss) gain on sales of trading securities	(28,896)	19,257
Changes in non-cash working capital items:
Increase in receivables and other assets	(8,716)	(977,317)
Decrease (increase) in inventory	(42,837)	114,700
Increase (decrease) in accounts payable and accrued liabilities	(2,196)	154,697

Net cash provided (used) in operating activities	405,724	22,995

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	—	(64,512)
Restricted cash	—	(25,000)
Net cash used in investing activities	—	(89,512)

CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of capital stock	—	—
Net cash used in financing activities	—	—

Change in cash and cash equivalents during the period	405,724	(66,517)

Cash and cash equivalents, beginning of the year	2,860,447	1,364,652

Cash and cash equivalents, end of the period	$3,266,171	$1,298,135

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
March 31, 2019
(Unaudited)

1.	HISTORY AND ORGANIZATION OF THE COMPANY

Xtra-Gold Resources Corp., previously Silverwing Systems Corporation, was incorporated under the laws of the State of Nevada on September 1, 1998, pursuant to the provisions of the Nevada Revised Statutes. In 2003, the Company became a resource exploration company. On November 30, 2012, the Company redomiciled from the USA to the British Virgin Islands.

In 2004, the Company acquired 100% of the issued and outstanding capital stock of Canadiana Gold Resources Limited (“Canadiana”) and 90% of the issued and outstanding capital stock of Goldenrae Mining Company Limited (“Goldenrae”). Both companies are incorporated in Ghana and the remaining 10% of the issued and outstanding capital stock of Goldenrae is held by the Government of Ghana. On December 21, 2005, Canadiana changed its name to Xtra-Gold Exploration Limited (“XG Exploration”). On January 13, 2006, Goldenrae changed its name to Xtra-Gold Mining Limited (“XG Mining”).

2.	CONTINUANCE OF OPERATIONS

The Company is in the early stages of development and as is common with any exploration company, it raises financing for its exploration and acquisition activities. Although the Company has incurred a gain of $380,332 for the period ended March 31, 2019, it has an accumulated a deficit of $26,541,015. Results for the period ended March 31, 2019 are not necessarily indicative of future results. However, these losses raise substantial doubt about its ability to continue as a going concern for one year from the issuance of the financial statements. The ability of the Company to continue as a going concern is dependent on the Company’s ability to raise additional capital and implement its business plan, which is typical for junior exploration companies. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management of the Company (“Management”) is of the opinion that sufficient financing will be obtained from external financing and further share issuances to meet the Company’s obligations. At period ended March 31, 2019, the Company has working capital of $3,079,921. While sufficient to fund the required exploration programs for a period greater than 12 months, the Company does not have a demonstrably viable business to provide future funds. The Company’s discretionary exploration activities do have considerable scope for flexibility in terms of the amount and timing of exploration expenditure, and expenditures may be adjusted accordingly if required.

3.	SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These unaudited condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles of the United States of America (“US GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete annual financial statements. Therefore, these unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements and notes thereto for the year ended December 31, 2018, included in our Annual Report on Form 20-F, filed with the SEC on March 28, 2019. These statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for fair presentation of the information contained therein. The financial statements and notes are representations of the Company’s management and its board of directors, who are responsible for their integrity and objectivity.

Principles of consolidation

These unaudited condensed consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, XG Exploration (from February 16, 2004) and its 90% owned subsidiary, XG Mining (from December 22, 2004). All intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant areas requiring the use of estimates include the carrying value and recoverability of mineral properties, inputs used in the calculation of stock-based compensation and warrants, inputs used in the calculation of the asset retirement obligation, and the valuation allowance applied to deferred income taxes. Actual results could differ from those estimates, and would impact future results of operations and cash flows.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
March 31, 2019
(Unaudited)

Cash and cash equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents. At March 31, 2019 and December 31, 2018, cash and cash equivalents consisted of cash and high quality money market investments held at financial institutions.

The Company has been required by the Ghanaian government to post a bond for environmental reclamation. This cash has been recorded as restricted cash, a non-current asset.

Receivables

Management has evaluated all receivables and has provided allowances for accounts where it deems collection doubtful. As of March 31, 2019 and December 31, 2018, the Company had not recorded any allowance for doubtful accounts.

Inventory

Inventories are initially recognized at cost and subsequently stated at the lower of cost or net realizable value. The Company’s inventory consists of raw gold. Costs are determined using the first-in, first-out (“FIFO”) method and includes expenditures incurred in extracting the raw gold, other costs incurred in bringing them to their existing location and condition, and the cost of reclaiming the disturbed land to a natural state.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale. Inventories are written down to net realizable value when the cost of inventories is not estimated to be recoverable due to declining selling prices, or other issues related to the sale of gold.

Recovery of gold

Recovery of gold and other income is recognized when title and the risks and rewards of ownership to delivered bullion and commodities pass to the buyer and collection is reasonably assured.

Trading securities

The Company’s trading securities are reported at fair value, with realized and unrealized gains and losses included in earnings.

Non-Controlling Interest

The consolidated financial statements include the accounts of XG Mining (from December 22, 2004). All intercompany accounts and transactions have been eliminated upon consolidation. The Company records a non-controlling interest which reflects the 10% portion of the earnings (loss) of XG Mining allocable to the holders of the minority interest.

Equipment

Equipment is recorded at cost and is being amortized over its estimated useful lives using the declining balance method at the following annual rates:

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
March 31, 2019
(Unaudited)

Furniture and equipment	20%

Computer equipment	30%

Vehicles	30%

Mining and exploration equipment	20%

Mineral properties and exploration and development costs

The costs of acquiring mineral rights are capitalized at the date of acquisition. After acquisition, various factors can affect the recoverability of the capitalized costs. If, after review, management concludes that the carrying amount of a mineral property is impaired, it will be written down to estimated fair value. Exploration costs incurred on mineral properties are expensed as incurred. Development costs incurred on proven and probable reserves will be capitalized. Upon commencement of production, capitalized costs will be amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves (which exclude non-recoverable reserves and anticipated processing losses). When the Company receives an option payment related to a property, the proceeds of the payment are applied to reduce the carrying value of the exploration asset.

Long-lived assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows related to the long-lived assets. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

Asset retirement obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the long-lived assets. The Company also records a corresponding asset which is amortized over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying the obligation (asset retirement cost).

Stock-based compensation

The Company accounts for stock-based compensation under the provisions of ASC 718, “Compensation-Stock Compensation”. Under the fair value recognition provisions, stock-based compensation expense is measured at the grant date for all stock-based awards to employees and directors and is recognized as an expense over the requisite service period, which is generally the vesting period. The Black-Scholes option valuation model is used to calculate fair value.

The Company accounts for stock compensation arrangements with non-employees in accordance with ASC 505 which requires that such equity instruments are recorded at their fair value on the measurement date. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest. Non-employee stock-based compensation charges are amortized over the vesting period on a straight-line basis. For stock options granted to non-employees, the fair value of the stock options is estimated using a Black-Scholes valuation model.

Warrants

The Company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value using the appropriate valuation methodology and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations. The warrants are presented as a liability because they do not meet the criteria of Accounting Standard Codification (“ASC”) topic 480 for equity classification. Subsequent changes in the fair value of the warrants are recorded in the consolidated statement of operations.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
March 31, 2019
(Unaudited)

Income taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under the asset and liability method the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion or all of the deferred tax asset will not be recognized.

Income (Loss) per share

Basic loss per common share is computed using the weighted average number of common shares outstanding during the period. To calculate diluted loss per share, the Company uses the treasury stock method and if converted method. As of March 31, 2019 and March 31, 2018, there were 1,250,000 warrants and 2,615,000 stock options. For the three-month period ending March 31, 2019, the fully diluted weighted average shares outstanding would increase to 50,506,917 (March 31, 2018 - 51,647,417) from the basic weighted average shares outstanding of 46,245,917 (March 31, 2018 - 47,782,417). This increase did not change the income per share from the basic income per share number.

Foreign exchange

The Company’s functional currency is the U.S. dollar. Any monetary assets and liabilities that are in a currency other than the U.S. dollar are translated at the rate prevailing at year end. Revenue and expenses in a foreign currency are translated at rates that approximate those in effect at the time of translation. Gains and losses from translation of foreign currency transactions into U.S. dollars are included in current results of operations.

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, trading securities, receivables, accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments. The fair values of these financial instruments approximate their carrying values unless otherwise noted. Cash in Canada is primarily held in financial institutions. Balances on hand may exceed insured maximums. Cash in Ghana is held in banks with a strong international presence. Ghana does not insure bank balances.

Fair value of financial assets and liabilities

The Company measures the fair value of financial assets and liabilities based on US GAAP guidance which defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements.

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor’s carrying amount or exchange amount.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
March 31, 2019
(Unaudited)

Financial instruments, including cash and cash equivalents, accounts payable and accrued liabilities are carried at cost, which management believes approximates fair value due to the short-term nature of these instruments. Investments in trading securities are classified as held for trading, with unrealized gains and losses being recognized in income.

The following table presents information about the assets that are measured at fair value on a recurring basis as of March 31, 2019 and December 31, 2018, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and included situations where there is little, if any, market activity for the asset.

			Significant
		Quoted Prices	Other	Significant
		in Active	Observable	Unobservable
	March 31,	Markets	Inputs	Inputs
	2019	(Level 1)	(Level 2)	(Level 3)

Cash and cash equivalents	$2,969,849	$2,969,849	$—	$—
Restricted cash	296,322	296,322	—	—
Investment in trading securities	396,176	396,176	—	—
Warrant liability	(62,262)	—	—	(62,262)
Total	$3,600,085	$3,662,347	$—	$(62,262)

			Significant
		Quoted Prices	Other	Significant
		in Active	Observable	Unobservable
	December 31,	Markets	Inputs	Inputs
	2018	(Level 1)	(Level 2)	(Level 3)

Cash and cash equivalents	$2,564,125	$2,564,125	$—	$—
Restricted cash	296,322	296,322	—	—
Investment in trading securities	471,723	471,723	—	—
Warrant liability	(115,793)	—	—	(115,793)
Total	$3,216,377	$3,332,170	$—	$(115,793)

The fair values of cash and cash equivalents and marketable securities are determined through market, observable and corroborated sources. The fair value of the warrant liability is determined through the Black Scholes valuation model.

Concentration of credit risk

The financial instrument which potentially subjects the Company to concentration of credit risk is cash. The Company maintains cash in bank accounts that, at times, may exceed federally insured limits. As of March 31, 2019, the Company held $2,065,263 (December 31, 2018 - $1,684,369 ) in low risk money market funds which are not federally insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. The company has contracted to sell all its recovered gold through a licensed exporter in Ghana.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
March 31, 2019
(Unaudited)

Recent accounting pronouncements

On May 28, 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date of the new revenue standard for periods beginning after December 15, 2016 to December 15, 2017, with early adoption permitted but not earlier than the original effective date. Accordingly, the updated standard is effective for us in the first quarter of fiscal 2019. This change did not have a material effect on our consolidated financial statements and related disclosures.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern, which requires management of an entity to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued. This update is effective for annual periods ending after December 15, 2016. The adoption of this standard did not have a material effect on our consolidated financial statements.

In July 2015, the FASB issued Accounting Standards Update No. 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement Period Adjustments. ASU 2015-16 requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments in this Update require that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. Any current period adjustments to provisional amounts that would have impacted a prior period’s earnings had they been recognized at the acquisition date are required to be presented separately on the face of the income statement or disclosed in the notes. The amendments in this Update are effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The amendments in this Update should be applied prospectively to adjustments to provisional amounts that occur after the effective date of this Update with earlier application permitted for financial statements that have not been issued. Therefore the amendments in ASU 2015-16 will become effective for us as of the beginning of our 2017 fiscal year. The adoption of this guidance will not have a material effect upon our financial condition or results of operations.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740), which requires that all deferred income tax assets and liabilities be presented as noncurrent in the balance sheet. The pronouncement is effective for financial statements issued for annual periods beginning after December 15, 2018 with early application permitted. The adoption of this guidance is not expected to have a material effect on our consolidated financial statements.

In November 2016, the FASB issued ASC Update No. 2016-18 (Topic 230) Statement of Cash Flows – Restricted Cash (a consensus of the FASB Emerging Issues Task Force). The amendments in this update require that restricted cash and restricted cash equivalents be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. Current GAAP does not include specific guidance on the cash flow classification and presentation of changes in restricted cash. The updated guidance is effective for interim and annual periods beginning after December 15, 2017 and is required to be applied using a retrospective transition method to each period presented. The Company implemented this guidance effective January 1, 2018. Implementing this guidance did not have an effect on the Company’s statement of cash flows, as restricted cash, if any, has already been included in total cash and cash equivalents.

In January 2016, the FASB issued Accounting Standards Update No. 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 requires that equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) are to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Furthermore, equity investments without readily determinable fair values are to be assessed for impairment using a quantitative approach. The amendments in ASU 2016-01 should be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, with other amendments related specifically to equity securities without readily determinable fair values applied prospectively. The amendments in ASU 2016-01 will become effective for us as of the beginning of our 2019 fiscal year. The adoption of this guidance is not expected to have a material effect upon our consolidated financial condition or results of operations.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
March 31, 2019
(Unaudited)

On February 24, 2016, the FASB issued ASU No. 2016-02, Leases, requiring lessees to recognize a right-of-use asset and a lease liability on the balance sheet for all leases with the exception of short-term leases. For lessees, leases will continue to be classified as either operating or finance leases in the income statement. Lessor accounting is similar to the current model but updated to align with certain changes to the lessee model. Lessors will continue to classify leases as operating, direct financing or sales-type leases. The effective date of the new standard for public companies is for fiscal years beginning after December 15, 2018 and the Company expects to adopt the guidance using the optional transition method provided in ASC Update No. 2018-11. The Company is continuing to evaluate the impact of the adoption of ASC Update No. 2016-02 on its results of operations. It is expected that assets and liabilities will increase based on the present value of remaining lease payments for leases in place at the adoption date; however, the effect is not expected to be significant to the Company’s financial position.

On March 30, 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting, which simplifies various aspects related to the accounting and presentation of share-based payments. The amendments require entities to record all tax effects related to share-based payments at settlement or expiration through the income statement and the windfall tax benefit to be recorded when it arises, subject to normal valuation allowance considerations. All tax-related cash flows resulting from share-based payments are required to be reported as operating activities in the statement of cash flows. The updates relating to the income tax effects of the share-based payments including the cash flow presentation must be adopted either prospectively or retrospectively. Further, the amendments allow the entities to make an accounting policy election to either estimate forfeitures or recognize forfeitures as they occur. If an election is made, the change to recognize forfeitures as they occur must be adopted using a modified retrospective approach with a cumulative effect adjustment recorded to opening retained earnings. The adoption of this standard will not have a material effect upon our financial condition or results of operations.

In June 2018, the FASB issued ASU 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, to expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees and supersedes the guidance in Subtopic 505-50, Equity - Equity-Based Payments to Non-Employees. Under ASU 2018-07, equity-classified nonemployee share-based payment awards are measured at the grant date fair value on the grant date. The probability of satisfying performance conditions must be considered for equity-classified nonemployee share-based payment awards with such conditions. ASU 2018-07 is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The adoption of this standard will not have a material effect upon our financial condition or results of operations.

4.	INVESTMENTS IN TRADING SECURITIES

At March 31, 2019, the Company held investments classified as trading securities, which consisted of various equity securities. All trading securities are carried at fair value. As of December 31, 2018, the fair value of trading securities was $712,348 (December 31, 2018 – $795,765 ).

	March 31, 2019	December 31, 2018
Investments in trading securities at cost	$712,348	$795,765
Unrealized losses	(316,172)	(324,042)
Investments in trading securities at fair market value	$396,176	$471,723

5.	EQUIPMENT

	March 31, 2019
		Accumulated	Net Book
	Cost	Amortization	Value

Furniture and equipment	$—	$—	$—
Computer equipment	—	—	—
Exploration equipment	1,758,619	1,391,479	367,140
Vehicles	456,784	357,509	99,275
	$2,215,403	$1,748,988	$466,415

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
March 31, 2019
(Unaudited)

The company expensed $34,462 for amortization in the three months ended March 31, 2019.

	December 31, 2018
		Accumulated	Net Book
	Cost	Amortization	Value

Furniture and equipment	$—	$—	$—
Computer equipment	—	—	—
Exploration equipment	1,758,619	1,366,087	392,532
Vehicles	456,784	348,439	108,345
	$2,215,403	$1,714,526	$500,877

The company expensed $138,304 for amortization in 2018 (three months to March 31, 2018 - $29,966) .

6.	MINERAL PROPERTIES

	March 31,	December 31,
	2019	2018

Acquisition costs	$1,607,729	$1,607,729
Asset retirement obligation (Note 7)	8,133	8,133
Option payments received	(881,440)	(881,440)
Total	$734,422	$734,422

Kibi, Kwabeng and Pameng Projects

The Company holds an individual mining lease over the lease area of each of the Kibi Project, the Kwabeng Project and the Pameng Project, all of which are located in Ghana. The mining leases for the Kwabeng and Pameng Projects grant the Company mining rights to produce gold in the respective lease areas until July 26, 2019. All required documentation to extend the lease for our Kibi Project (formerly known as the Apapam Project) for 15 years from December 17, 2015 has been submitted to the Ghana Minerals Commission. No additional information was requested or submitted in the period ended March 31, 2019, nor the year ended December 31, 2018. As these extensions generally take years for the regulatory review to be completed, the Company is not yet in receipt of the extension approval. However, until the Company receives the extension documents, the old lease remains in force under the mineral laws. The extension is in accordance with the terms of application and payment of fees to the Minerals Commission of Ghana (“Mincom”). All gold production will be subject to a production royalty of the net smelter returns (“NSR”) payable to the Government of Ghana.

Banso and Muoso Projects

During the year ended December 31, 2010, the Company made an application to Mincom to convert a single prospecting license (“PL”) securing its interest in the Banso and Muoso Projects located in Ghana to a mining lease covering the lease area of each of these Projects. This application was approved by Mincom who subsequently made recommendation to the Minister of Lands, Forestry and Mines to grant an individual mining lease for each Project. Subsequent to the year ended December 31, 2010, the Government of Ghana granted two mining leases for these Projects dated January 6, 2011. These mining leases grant the Company mining rights to produce gold in the respective lease areas until January 5, 2025 with respect to the Banso Project and until January 5, 2024 with respect to the Muoso Project. These mining leases supersede the PL previously granted to the Company. Among other things, both mining leases require that the Company (i) pay the Government of Ghana a fee of $30,000 in consideration of granting of each lease (paid in the March 2011 quarter); (ii) pay annual ground rent of GH¢260.00 (USD$167) for the Banso Project and GH¢280.00 (USD$180) for the Muoso Project; (iii) commence commercial production of gold within two years from the date of the mining leases; and (iv) pay a production royalty to the Government of Ghana. The Company has filed for the necessary permits to commence work on the project. The permits were approved and work has commenced on the properties.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
March 31, 2019
(Unaudited)

The Company executed a letter of intent (“LOI”) with Buccaneer Gold Corp. (“Buccaneer”), formerly Verbina Resources Inc., a company related by two directors in common, on July 21, 2010 whereby Buccaneer could acquire an undivided 55% interest in the Company’s interest in the mineral rights of the Company’s Banso and Muoso concessions (“Concessions”). On January 21, 2011, the terms of the agreement were amended.

On November 22, 2016, the Company announced that Buccaneer had abandoned its rights in respect of the Concessions.

Mining lease and prospecting license commitments

The Company is committed to expend, from time to time fees payable (a) to the Minerals Commission for: (i) an extension of an expiry date of a prospecting license (currently $15,000 for each occurrence); (ii) a grant of a mining lease (currently $100,000); (iii) an extension of a mining lease (currently $100,000); (iv) annual operating permits; and (v) the conversion of a reconnaissance license to a prospecting license (currently $20,000); (b) to the Environmental Protection Agency (“EPA”) (of Ghana) for: (i) processing and certificate fees with respect to EPA permits; (ii) the issuance of permits before the commencement of any work at a particular concession; or (iii) the posting of a bond in connection with any mining operations undertaken by the Company; (c) for a legal obligation associated with our mineral properties for clean up costs when work programs are completed; and (d) an aggregate of less than $500 in connection with annual ground rent and mining permits to enter upon and gain access to the areas covered by the Company’s mining leases and future reconnaissance and prospecting licenses and such other financial commitments arising out of any approved exploration programs in connection therewith.

7.	ASSET RETIREMENT OBLIGATION

	March 31,	December 31,
	2019	2018

Balance, beginning of year	$188,228	$205,201
Change in obligation	(7,714)	(16,973)
Accretion expense	—	—
Balance, end of year	$180,514	$188,228

The Company has a legal obligation associated with its mineral properties for clean up costs when work programs are completed.

The undiscounted amount of cash flows, required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation, is estimated at $180,514 (December 31, 2018 - $188,228). During 2019 and 2018, the obligation was estimated based on actual reclamation cost experience on an average per acre basis and the remaining acres to be reclaimed. It is expected that this obligation will be funded from general Company resources at the time the costs are incurred. The Company has been required by the Ghanaian government to post a bond of US$296,322 which has been recorded in restricted cash.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
March 31, 2019
(Unaudited)

8.	CAPITAL STOCK Issuances of shares

The Company did not issue shares during the three-month period ended March 31, 2019, nor the year ended December 31, 2018.

During the year ended December 31, 2017, the Company issued 162,000 shares at CAD$0.15 per share for proceeds of CAD$24,300 ($18,560) on exercise of stock options.

During the year ended December 31, 2016, the Company issued 2,500,000 units at CAD$0.40 per unit for proceeds of $693,728 net of costs. Each unit was comprised of one common share and one half of one common share purchase warrant. Each full purchase warrant was convertible into one common share of the Company at a price of CAD$0.65 for a period of 15 months from closing. In August 2018, the maturity term on these warrants was extended to February 25, 2020 and the exercise price was maintained at CAD$0.50. The Company reported an expense of $11,147 related to the extension of the warrants, using the Black-Scholes valuation method. The Company also issued 147,000 finders warrants with this financing. Each finders warrant was convertible into one common share of the Company at a price of CAD$0.65 for a period of 15 months from closing. The finder warrants expired unexercised.

Cancellation of shares

During the three-month period ended March 31, 2019, no common shares were re-purchased.

During the year ended December 31, 2018, a total of 1,536,500 common shares were re-purchased for $290,985 and cancelled.

During the year ended December 31, 2017, a total of 554,000 common shares were re-purchased for $100,239 and cancelled.

Stock options

At June 30, 2011, the Company adopted a new 10% rolling stock option plan (the “2011 Plan”) and cancelled the 2005 equity compensation plan. Pursuant to the 2011 Plan, the Company is entitled to grant options and reserve for issuance up to 10% of the shares issued and outstanding at the time of grant. The terms and conditions of any options granted, including the number and type of options, the exercise period, the exercise price and vesting provisions, are determined by the Compensation Committee which makes recommendations to the board of directors for their approval. The maximum term of options granted cannot exceed 10 years.

The TSX’s rules relating to security-based compensation arrangements require that every three years after the institution of a security-based compensation arrangement which does not have a fixed maximum aggregate of securities issuable, all unallocated options must be approved by a majority of the Company’s directors and by the Company’s shareholders. The Board approved all unallocated options under the Option Plan on March 28, 2017 which was approved by the Company’s shareholders at the annual and special meeting held on May 17, 2017.

At March 31, 2019, the following stock options were outstanding:

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
March 31, 2019
(Unaudited)

Number of	Exercise	Expiry Date
Options	Price

54,000	CAD$0.50	June 1, 2020
63,000	CDN$0.15	June 1, 2020
48,000	CDN$0.225	June 1, 2020
90,000	CDN$0.50	July 1, 2020
150,000	CDN$0.30	November 1, 2020
30,000	CDN$0.50	March 1, 2021
100,000	CDN$0.225	March 1, 2021
108,000	CDN$0.15	June 10, 2021
125,000	CDN$0.65	July 25, 2021
125,000	CDN$0.27	July 1, 2022
382,000	CDN$0.15	December 31, 2022
690,000	CDN$0.30	July 1, 2023
250,000	CDN$0.20	October 8, 2025
400,000	CDN$0.40	May 5, 2026

Stock option transactions and the number of stock options outstanding are summarized as follows:

	March 31, 2019		December 31, 2018
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise	Options	Exercise
		Price		Price
Outstanding, beginning of year	2,615,000	$ 0.23	2,615,000	$ 0.23
Granted	—	—	—	—
Exercised	—	—	—	—
Cancelled/Expired	—	—	—	—
Outstanding, end of period	2,615,000	$ 0.23	2,615,000	$ 0.23

Exercisable, end of period	2,615,500	$ 0.23	2,615,500	$ 0.23

The aggregate intrinsic value for options vested and for total options as of March 31, 2019 is approximately $220,928 (December 31, 2018 - $280,232). The weighted average contractual term of stock options outstanding and exercisable as at March 31, 2019 is 4.8 years (December 31, 2018 – 5.0 years).

No stock options were granted, vested, or modified during the three-month period ended March 31, 2019. The fair value of stock options granted, vested, and modified during the year ended December 31, 2018 was $33,437, (three-month period ended March 31, 2018 - $7,762). All amounts were included in general and administrative expense.

The following assumptions were used for the Black-Scholes valuation of stock options amended during the years ended December 31, 2018:

2018

Risk-free interest rate	1.75%
Expected life	1.8 to 2.6 years
Annualized volatility	73%
Dividend rate	—

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
March 31, 2019
(Unaudited)

Warrants

At March 31, 2019, the following warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date

1,250,000	CAD$0.50	February 25, 2020

Warrant transactions and the number of warrants outstanding are summarized as follows:

	2019		2018

Balance, beginning of period	1,250,000	CAD$0.50	1,250,000	CAD$0.50
Issued	—		—
Exercised	—		—
Expired	—		—
Balance, end of period	1,250,000	CAD$0.50	1,250,000	CAD$0.50

Under US GAAP when the strike price of the warrants is denominated in a currency other than an entity's functional currency, the warrants would not be considered indexed to the entity’s own stock, and would consequently be considered to be a derivative liability. The common share purchase warrants described above are denominated in CAD dollars and the Company’s functional currency is the US dollar. As a result, the Company determined that these warrants are not considered indexed to the Company’s own stock and characterized the fair value of these warrants as derivative liabilities upon issuance. The derivative will be subsequently marked to market through income.

The Company determined that the fair value of the warrant liability using the Black-Scholes Options Pricing Model at May 25, 2016 to be $70,712. In August 2017, the Company extended the term of the non-broker warrants until August 25, 2018 and decreased the strike price of the warrants to CAD$0.50. The Company determined that the warrant extension created a fair value of the warrant liability using the Black-Scholes Options Pricing Model at August 25, 2017 of $17,112.

The Company recorded the full value of the derivative as a liability at issuance and recognized the amount as financing expense in the consolidated statement of operations. In August 2017, a further charge was recognized when the non-broker warrants were extended and the strike price was changed. At December 31, 2017, December 31, 2016, and December 31, 2015, the fair value adjustment was recognized in the consolidated statement of operations.

In August 2018, the Company extended the term of the warrants until February 25, 2020, leaving the strike price unchanged. The Company determined that the warrant extension created a fair value of the warrant liability using the Black-Scholes Options Pricing Model at August 25, 2018 of $11,147. This value was recognized as an expense in the period incurred.

The fair value of the warrants estimated at March 31, 2019 using the Black-Scholes Options Pricing Model was $62,262. (December 31, 2018 - $115,793).

9.	RELATED PARTY TRANSACTIONS

During the three-month periods ended March 31, 2019 and March 31, 2018, the Company entered into the following transactions with related parties:

	March 31,	March 31,
	2019	2018

Consulting fees paid or accrued to officers or their companies	$156,330	$257,536
Directors’ fees	564	582

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
March 31, 2019
(Unaudited)

Of the total consulting fees noted above, $109,301 (March 31, 2018 - $186,296) was incurred by the Company to a private company of which a related party is a 50% shareholder and director. The related party was entitled to receive $54,651 (March 31, 2018 - $93,148) of this amount. As at March 31, 2019, $5,271 (December 31, 2018 - $53,632) remains payable to this related company and $3,800 (December 31, 2018 - $3,800) remains payable to the related party for expenses earned for work on behalf of the Company.

10.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	March 31,	December 31,
	2019	2018

Cash paid during the period for:
Interest	$—	$—
Income taxes	$—	$—

There were no significant non-cash transactions during the three-month period ended March 31, 2019, nor the year ended December 31, 2018.

11.	SEGMENTED INFORMATION

The Company has one reportable segment, being the exploration and development of resource properties.

Geographic information is as follows:

	March 31,	December 31,
	2019	2018

Cash and restricted cash:
Canada	$2,196,323	$1,708,013
Ghana	1,069,848	1,152,434
Total cash and restricted cash	3,266,171	2,860,447
Capital assets
Canada	—	—
Ghana	1,200,837	1,235,299
Total capital assets	1,200,837	1,235,299
Total	$4,467,008	$2,216,508

Three months ended	March 31, 2019	March 31, 2018
Net (loss) profit:
Canada	$(12,727)	$(215,130)
Ghana	393,059	809,059
Total	$380,332	$593,929

12.	CONTINGENCY AND COMMITMENTS

In late 2009, the Government of Ghana announced an increase in the gross overriding royalty (“GOR”) required payable by all mining companies in the country from 3% to 5%. The industry standard remained at 3% due to stability agreements which were in place with a number of companies. From the commencement of gold recovery in July 2010 to September 2010, the Company paid the GOR at 5% and as of October 2010, the Company began to pay the GOR at 3% until July 1, 2011 when the Company again paid the royalty at 5%. As a result of this decision, there is a potential unrecorded liability of $84,300 related to 2010 activities and a recorded liability of $120,000 related to 2011 activities. Although the Company believes it is unlikely that these amounts will become payable a provision has been recorded due to the uncertainty of the timing of the increase.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
March 31, 2019
(Unaudited)

The Government of Ghana initially required an environmental bond of $385,000 for the Banso permit and $327,000 for the Muoso permit. The Company has submitted a request for a reduction of these fees to the government and is awaiting a response.

The Company is a party to two pending lawsuits. The first lawsuit claims mining activities of the Company are illegal and cause substantial environmental damage to the community. The second lawsuit claims that all leases issued to mining companies in Ghana violate the Ghana Constitution and are therefore illegal. The Company will defend itself in each of these lawsuits.

13.	SUBSEQUENT EVENT NOTE

Subsequent to March 31, 2019, the Company announced that it intends to proceed with a share repurchase plan in 2019. Under the terms of the plan, which commences on February 13, 2019, the Company will be able to repurchase up to 4,000,000 shares.